Form C

Cover Page

Name of issuer:

NSSC Holdings, LLC (DBA Small Change)

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 4/20/2016

Physical address of issuer:

947 Liberty Ave
Unit 1
Pittsburgh PA 15222

Website of issuer:

http://www.smallchange.co

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$53,390.00	$35,122.00
Cash & Cash Equivalents:	$21,956.00	$4,328.00
Accounts Receivable:	$1,061.00	$0.00
Short-term Debt:	$268,355.00	$2,705,031.00
Long-term Debt:	$50,000.00	$63,470.00
Revenues/Sales:	$171,709.00	$55,113.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$300.00	$300.00
Net Income:	$214,434.00	($311,990.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

NSSC Holdings, LLC (DBA Small Change)

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Donald J. MacDonald	Managing Director at BCG Platinion	BCG Platinion	2017
Eve Picker	CEO of Small Change	Small Change	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Donald J. MacDonald	Manager + fractional COO	2017
Eve Picker	CEO	2016
Eve Picker	Manager + CEO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Eve Picker	950000.0 Equity	95.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **You Might Lose Some or All of Your Money**: When you buy a certificate of

deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying a SAFE is not like that at all. Whether the Company is successful and your SAFE becomes valuable depends on many factors, including some beyond our control. Nobody guaranties that the SAFE will become valuable and you might lose some or all of your money.

Risks from COVID-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since at least the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity, neither of which is sustainable in the long term. The lingering effects of COVID-19 may affect our business model in a number of ways, both positively and negatively. We believe the Company will be successful notwithstanding any negative effects, but neither we nor anyone else knows for certain what the real estate landscape will look like in the future.

New Business Model: The Company is engaged in a business that did not exist before the JOBS Act of 2012. Consequently, our business model is relatively new and untested. To a large extent, we and our competitors are literally inventing the business model as we go. We have few if any examples of how to become profitable in the JOBS Act market, but as yet there is no proof that a successful model can be built.

Inability to Attract Investors: Our business plan depends on attracting investors to our platform and assumes that they will invest in the projects listed at the site in large numbers. Therefore, the success of our business model depends on a fundamental and unprecedented change in consumer behavior, where investors are persuaded to register and invest through sites on the Internet. Although we are optimistic, there is no certainty that this fundamental change will occur, at least not in time for us to achieve success.

Inability to Attract Sponsors: Just as we could have difficulty attracting investors, we could also have difficulty finding entrepreneurs and companies with investments to list at the platform. Indeed, the two are related; if we cannot attract investors then we will not be able to attract quality sponsors, and vice versa. Today there is an enormous pool of institutional capital, both domestic and international, searching for viable investments. It has become increasingly difficult to identify quality investment opportunities, and prices continue to increase.

Risk of Poor Results for Investors: Although we intend to be selective about the investment we list on the platform, selecting investments is as much an art as a science and we have no way of knowing whether our investments will be successful. If investments funded on our platform are unsuccessful, whether relative to an industry benchmark, relative to investments listed by other platforms, relative to the stock market or mutual funds, or simply because they leave our investors unhappy, it will be very damaging to our business.

Competition: The Company faces stiff competition. In the real estate sector, platforms like CrowdStreet and RealCrowd have established significant volume and brand recognition. Sites like WeFunder, Start Engine, and Republic have done the same in the Title III Crowdfunding sector. While we believe there is plenty of room for many successful platforms, these competitors, among others, have established a head start in a new industry. Further, some of these competitors have raised significant capital and therefore can afford much higher spending on marketing, technology, and personnel. Finally, new competitors might enter the market, including large financial companies with extensive national brand recognition and nearly unlimited resources.

Scalability: The success of our business depends in part on our ability to "scale," meaning to add large numbers of investors and investments to the platform without significantly increasing manpower or overhead. We cannot be sure that our systems, including our due diligence and investor relations systems, will be adequate to scale the business sufficiently.

Intellectual Property Infringement: Third parties could claim that we are infringing their intellectual property, including patents and copyrights. If a court found that we were infringing, or if we couldn't afford to defend ourselves, we could be subject to substantial damages and disruptions to our systems and operations.

Information Supplied by Applicants Might Be False: Companies and individuals who apply to raise money using our platform will supply a lot of information. We will be able to verify some of this information but not all of it. For example, sometimes important information is hidden or unavailable, or a third party might have an incentive to conceal information or provide inaccurate information. If we list an investment on the platform based on false information, we could become subject to civil litigation as well as criminal investigations and sanctions, not to mention damage to our reputation.

Losses From Investments: The Company might invest its own capital in projects and could lose some or all of such capital.

Ability to Attract and Retain Key Personnel: For the Company to successfully compete and grow, it must attract, recruit, retain and develop qualified personnel. The market is highly competitive, and many of companies with which the Company competes can offer higher salaries and benefits.

Disruption of Our Technology Platform: Our entire business is run through technology. Although we have systems in place – including back-up systems and disaster-recovery systems – that are intended to make our platform function as intended and accessible to our customers on a 24/7 basis, these systems could fail. Furthermore, because our servers are hosted by a third party, events beyond our control could disrupt our systems. Any interruptions or delays, whether caused by our own errors, the errors of third parties, natural disasters, or otherwise, could damage our reputation with investors and/or sponsors.

Risks Associated with SAFEs: There are several risks associated with SAFEs, including these:

You don't know what the Company is worth when you buy your SAFE. Indeed, this is why SAFEs were invented in the first place – to avoid the need to place a valuation on a small company.

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

The SAFE will convert to equity only if the company is sold or raises more equity. If neither of those things happens you could own your SAFE indefinitely.

The SAFE doesn't pay interest.

When and if the SAFE converts, it will convert to equity, not debt.

When and if the SAFE converts, you will be required to sign whatever documents the new investors sign, i.e., the LLC Agreement.

No Voting Rights: Owning a SAFE does not give you any right to vote or otherwise participate in the management of the Company. The Company is controlled completely by our Founder, Eve Picker.

Breaches of Security: Breaches of security have occurred at even the largest U.S. retailers and financial institutions, the result of sophisticated "hacking" efforts by cyber-criminals and/or foreign governments. Although we use sophisticated security tools, we have learned that no system is completely secure. Should a third party gain unauthorized access to our systems, where we store personal financial information of our customers, our reputation could be damaged and we could be subject to claims from customers, financial institutions, payment card associations and other persons. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Changes to Crowdfunding Laws: The JOBS Act is still fairly new, with many politicians and observers concerned that unsophisticated investors will be harmed. Further, many of the most critical aspects of the JOBS Act were left to the discretion of the SEC. It is possible that Congress or the SEC would change the JOBS Act or its implementing regulations in a way that imposes greater restrictions on us, which would increase our costs or otherwise interfere with the successful implementation and execution of our business plan.

Changes to Legal Interpretations: Many U.S. securities laws date back to the 1930s and 1940s: the Securities Act of 1933, the Securities and Exchange Act of 1934, the Trust Indenture Act of 1939, the Investment Company Act of 1940, and so forth. It is sometimes very difficult to determine how these laws should be applied to a world of Internet-based investing that could not have been imagined at the time the laws were enacted. The SEC or a court could interpret, or reinterpret, a law in a way that imposes additional restrictions on us.

Regulation of Funding Portals: The Company is registered as a "funding portal" with both the SEC and the Financial Industry Regulatory Authority, or "FINRA." As such, the Company is subject to extensive regulation, which imposes costs on the Company and restricts the manner of its operations. If the Company failed to comply with these regulations, it could face financial penalties and the loss of its ability to operate under Title III.

Possible Registration as Investment Advisor or Broker-Dealer: Today, the Company is not registered as a broker-dealer under the Securities Exchange Act of 1934 or as an investment adviser under the Investment Adviser Act of 1940. The Company might be required to register in the future either because of a new law, a change in the interpretation of an existing law, or a change in our business model – for example, a change in our compensation model. If we were required to register, it could impose significant costs and limit the manner in which we are allowed to operate.

Uncertainty of Laws: Because the JOBS Act is so new, even lawyers who specialize in this area of the law cannot be 100% certain how to interpret all its provisions, or all the provisions in hundreds of pages of regulations issued by the SEC. We will do our best to comply with all the laws and regulations that apply to us, but we might get things wrong.

Uninsured Losses: We will decide what kind of insurance to purchase, and in what amounts. However, some risks cannot be insured at all, or cannot be insured on an affordable basis, and the Company might not be able to purchase or afford all the insurance it needs. Therefore, the Company could incur uninsured losses.

Lawsuits From Unhappy Investors: If investors lose money in investments offered on the Company's platform, as they are bound to do in some instances, they might bring legal claims against the Company. The Company intends to conduct its business in a manner such that claims brought by unhappy investors would not have merit, but there is no guaranty that a given claim would not be successful and, in any case, the cost and time involved in defending legal claims could be very burdensome.

Failure of Offering to Comply with Securities Laws: This offering of SAFEs relies on an exemption from the registration requirements of the Securities Act of 1933 under Regulation A issued by the SEC. We have relied on the advice of counsel and believe we qualify for this exemption. If we did not qualify, we could be subject to penalties imposed by the Federal government and State regulators, as well as to lawsuits from investors.

We Rely on Third Parties: We rely on other companies for critical services, including but not limited to Internet access, website hosting, and escrow services. If any of those companies, which we do not control, experience service delays or interruptions it could affect us dramatically. Similarly, if any of our service

interruptions it could affect us dramatically. Similarly, if any of our service providers were unable or unwilling to provide us with the services we need, we might be unable to find suitable replacements, or unable to find them soon enough or for a reasonable cost.

We Might Not Raise All $1,070,000: The Company is trying to raise $1,070,000 in this offering but may start spending investors' money once we have reached at least the target amount of $100,000. If we do not raise the entire $1,070,000 we will have to curtail our spending and growth accordingly.

We Will Need More Capital: We will need to raise more capital to further our growth plans. While we believe the climate is favorable for raising additional capital, there is no assurance that additional capital will be available or that it will be available on acceptable terms. The market for capital, like other markets, changes over time. It is possible that capital will become more "expensive" than it is today, so that we will be able to raise additional capital only by offering new investors terms that will be unacceptable to us.

Risks Associated with Leverage: The Company might borrow money from banks or other lenders. Borrowing money is sometimes referred to as "leverage." While using leverage can increase the total return on the borrower's equity, it also increases risk because the amount borrowed has to be repaid in accordance with a schedule. To repay its loans, the Company might be forced to scale down its operations, sell assets, and modify its business strategy, for example. This could reduce the value of an investment in the Company

Changes in Economic Conditions Could Hurt Our Business: Our revenues and profitability will depend on the overall demand for our products and services. Often, factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, result in fewer businesses seeking to raise money and fewer investors willing to invest in new companies. We are generally unable to predict the timing, duration, and severity of adverse changes in economic conditions nationally or internationally

Limits on Transfers: There are several reasons why you will probably have a hard time selling your SAFE:

The SAFE may not be transferred without the Company's consent.

There is no established market for the SAFEs. That means if you wanted to sell your SAFE you would probably have a hard time finding a buyer.

If you want to sell your SAFE the Company has a first right of refusal to buy it. That could also make it harder to find a buyer.

To sell the SAFE you would have to comply with Federal and State securities laws.

We Do Not Intend to Pay Dividends for the Foreseeable Future: Even if the Company is able to generate profits, we do not expect to pay dividends. Instead, we intend to reinvest all of our profits in the business for the foreseeable future.

Conflicts of Interest: Conflicts of interest could arise between the Company and its investors. For example:

Members of our management team have business interests wholly unrelated to the Company, which will require a commitment of time and may at times be competitive with the Company's business.

The Company might enter into transactions with affiliated entities. Although we will always seek to establish fair terms, such transactions will not be negotiated at arm's-length and therefore may not be as favorable to the Company.

The lawyers who prepared this Investment Agreement and the SAFE represent the Company, not you. You must hire your own lawyer (at your own expense) if you want your interests to be represented.

This Investment Agreement Limits Your Rights: This Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your SAFE:

In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Pittsburgh, Pennsylvania, which might not be convenient for you.

You would not be entitled to a jury trial.

You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

You would not be allowed to initiate a class action claim.

Modification of Certificate of Formation and/or LLC Agreement: Both the Certificate of Formation and the LLC Agreement might be changed before your SAFE is converted to equity.

Risks Associated with COVID-19: Our platform provides a way for everyone (18+) to invest in real estate online. With the onset of the COVID-19 pandemic the adoption of Fintech escalated dramatically, and our platform enjoyed increased activity. With staff scattered across the globe before the pandemic, our operations were not seriously impacted by the pandemic. Indeed, we have come to embrace remote work as our business model. Today we have employees and consultants in Australia, Texas, Ohio, Pennsylvania, Chicago and India.

Zoom meetings had equally been a part of our business model for several years before the pandemic began. We have employed zoom for face-to-face meetings with developers in a business that relies on a national presence.

While we expect both our revenue and our net income to continue to grow, recent reports on rising prices and inflation may have a negative impact on our growth.

The construction industry has been severely impacted. "Contractors have had to try and complete existing projects while at the same time protect staff on-site, comply with government regulations and travel restrictions, as well as manage supply chain interruptions and project suspensions." Along with that, rising prices make it more difficult to pencil out projects, and in turn to provide a return to investors. It is unclear whether this will reduce the number of projects in our pipeline. To date that has not been the case.

Raising funds through Venture Capital has also become much more difficult with the threat of a recession looming. However, since only 2.2% of funds from Venture Capital was invested in companies founded by women, we have always known that Venture Capital is an unlikely funding source for our Company and will continue to explore alternative funding sources, such as this Regulation Crowdfunding offering.

The pandemic changed the world we live in today. Uncertainty remains and it is impossible to provide a reliable forecast for the future performance of any company. Suffice to say, our user base and pipeline both continue to grow as does our revenue.

Reliance On Management: We rely on a very small management team. If any member of our team – especially our Founder and CEO, Eve Picker – were to quit the Company, died, or became unable to serve because of illness or injury (e.g., a car accident), our business would be badly damaged. Donald J. MacDonald is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 95% towards expand marketing efforts + 5% towards Wefunder commission

If we raise: **$1,070,000**

Use of Proceeds: 35% towards launch a Reg A offering; 20% towards improve platform technology features; 20% towards expand marketing efforts; 20% towards expand core team + 5% towards Wefunder commission

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Upon the closing of the Offering, the company will issue a SAFE in the name of each investor. Investors will not receive paper SAFEs. Instead, the SAFEs will be recorded on the books and records of the company. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform.

12. How can an investor cancel an investment commitment?

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

We are offering securities in the form of a Simple Agreement for Future Equity, SAFE. The principal terms of our SAFE are as follows:

The valuation cap is $10,000,000, with a discount rate of 75%. For the first $250,000 of investors, the valuation cap is $9,000,000, with a discount rate of 80%.

Conversion on Future Equity Raise

If the Company raises money in the future from the sale of its stock (common or preferred) for a fixed price, where the new stock represents at least 7.5% of the Company's total stock at that time, then your SAFE will convert into that same type of stock. The price of the conversion will be the lower of (i) 80% of the price paid by the new investors, or (ii) the price based on a total value of the Company of $10 million.

1.This SAFE will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (i) the Purchase Amount by (ii) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Investor in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this SAFE will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

EXAMPLE: Suppose you invest $5,000 in our SAFE. Later, we raise $3 million by selling stock. Your SAFE will convert in 5,682 shares of preferred stock. Please appendix E for a full description of this example.

Sale or IPO

If the Company is sold or goes public before your SAFE has converted, you will receive the greater of (i) the price you paid for the SAFE, or (ii) the amount you would receive if your SAFE had been converted to common stock at a price per share equal to $10 million divided by the total number of shares then outstanding.

Example: Suppose you invest $5,000 in our SAFE. Later, when we have 1.4 million shares outstanding and before we raise more capital, the Company is sold for $14 million. You would receive $7,000. Please see full description of this example in Appendix E.

Liquidation

If the Company liquidates before your SAFE has converted, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be (i) subordinate to (behind) the rights of the Company's creditors, and (ii) on a par with others who hold SAFEs or preferred stock.

In the event of a Liquidity Event prior to the conversion of this SAFE pursuant to section 1., at the closing of such Liquidity Event, the Investor may elect that either (i) the Company will pay the Investor an amount equal to one hundred ten percent (110%) of the Purchase Amount, or (ii) this SAFE will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (A) the Purchase Amount by (B) the applicable Conversion Price.

Voting and Shareholder Rights

The SAFE does not give you any voting rights in the Company or other rights as a shareholder. For example, you do not have the right to receive any dividends for as long as you own your SAFE.

Limits on Transfers

SAFEs will be illiquid (meaning you might not be able to sell them) for four reasons:

1. A SAFE may not be transferred without the Company's consent.

2. If you want to sell your SAFE the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.

3. Even if a sale were permitted, there is no ready market for SAFEs, as there would be for a publicly traded stock.

4. For a period of one year, you won't be allowed to transfer the SAFE except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Preemptive Rights

The holders of the SAFEs do not have preemptive rights.

Obligation to Contribute Capital

Once you pay for your SAFE, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

Other Classes of Securities

The Company has two other classes of securities outstanding:

1. Limited liability company interests denominated as "Units."

2. Simple Agreements for Future Equity (the "Existing SAFEs").

The principal terms of the Units are as follows:

1. Owners of the Units have the right to receive all distributions from the Company.

2. Owners of the Units do not have the right to vote as such, but do have the right to remove Managers with or without cause. Owners of the Units do not have preemptive rights.

3. The Existing SAFEs have the same terms as the SAFEs we are issuing in this Offering, except that the "valuation cap" is $7.5M for one, and $5M for the other, rather than $10M.

The Person Who Controls the Company

Eve Picker controls the Company.

How the Manager's Exercise of Rights Could Affect

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether to raise capital for the Company and, if so, on what terms.

- The Manager decides whether and when to sell the Company, which affects when (if ever) you will get your money back.

- If the Manager sells the Company "too soon," you could miss out on the

opportunity for greater appreciation. If the Manager sells the Company "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much.

- You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the Company.

- The Manager could decide to hire herself or her relatives to perform services for the Company and establish rates of compensation higher than fair market value.

- The Manager could decide to refinance the Company. A refinancing could raise money to distribute, but it could also add risk to the Company.

- The Manager decides how much of her own time to invest in the Company.

Risks Associated with Minority Ownership

Owning a minority interest in a company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you'll be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company - including those listed above under "How the Manager's Exercise of Rights Could Affect You" - won't be to your liking or in your interest.

Investor Perks

We are offering additional investor perks based on the size of investment made.

$2,500+ Investment. Access to a quarterly investor's call with the Small Change team and contributors.

$5,000+ investment. All of the previous perks + an invitation to an annual event hosted by the founder

$12,500+ investment. All of the previous perks +dinner with the founder.

$25,000+ Investment. All the previous perks + hang out with the founder + Small Change team for two nights at the Freeman Berkshires or the Kemble Berkshires, luxury estates that successfully raised capital on the Small Change platform.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor, or (ii) the investors owning a majority of the SAFEs, measured by principal amount; provided, however, that (x) the Purchase Amount may not be changed without the consent of the Investor, (y) the Investor's consent shall be solicited for any proposed change, and (z) any change made without the Investor's consent shall treat all investors in the same manner.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Member Units	1,000,000	1,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

We have two classes of securities -

- Limited liability company interests denominated as "Units"
- Simple Agreements for Future Equity (the "Existing SAFEs")

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor, or (ii) the investors owning a majority of the SAFEs, measured by principal amount; provided, however, that (x) the Purchase Amount may not be changed without the consent of the Investor, (y) the Investor's consent shall be solicited for any proposed change, and (z) any change made without the Investor's consent shall treat all investors in the same manner.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

See item #13

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The company has not placed a value on the SAFEs and does not anticipate a need to place a value on them in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Eve Picker
Issue date	08/31/22
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 09/14/22
Interest rate	0.0% per annum
Maturity date	09/01/27
Current with payments	Yes

Promissory Note

Convertible Note

Issue date	07/31/16
Amount	$50,000.00
Interest rate	5.0% per annum
Discount rate	80.0%
Valuation cap	$10,000,000.00
Maturity date	08/01/26

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2021	Section 4(a)(2)	SAFE	$250,000	General operations
2/2022	Section 4(a)(2)	SAFE	$325,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	John D. Norton
Amount Invested	$250,000.00

Amount Invested	$250,000.00
Transaction type	Safe
Issue date	01/01/21
Valuation cap	$5,000,000.00
Relationship	Spouse

Name	Eve Picker
Amount Invested	$2,449,279.00
Transaction type	Loan
Issue date	01/01/21
Outstanding principal plus interest	$0.00 as of 12/31/20
Interest rate	3.5% per annum
Maturity date	05/01/26
Relationship	Founder and CEO

Between May 2016 and October 2019, the Company obtained funding through various related party notes payable for total proceeds of $2,449,279 from the CEO of the Company. Each related party loan had a term of ten years and an
interest rate of 3.5% per annum. The outstanding balance on these related party loans as of December 31, 2020 was $2,449,279 in principal and $230,178 in accrued interest.

On January 1, 2021, the Company settled $2,199,279 of the outstanding related party notes payable and related accrued interest balance for member's equity and all related accrued interest on the related party notes was forgiven in the amount of $230,346.

Name	Eve Picker
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	08/31/22
Outstanding principal plus interest	$100,000.00 as of 09/14/22
Interest rate	0.0% per annum
Maturity date	09/01/27
Current with payments	Yes
Relationship	Manager of Company

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- ☑ Yes
- ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Small Change is the first equity crowdfunding platform fully focused on impact investing in real estate. Real estate developers use our platform to raise capital from the crowd for their projects. Real estate investors use our platform to invest

in real estate projects that align with their investment goals and personal values. By democratizing the source of capital we aim to create more equitable access for qualified developers with deserving projects, which are often overlooked and underserved by traditional forms of financing for commercial real estate development. Our goal is to enable real estate development that yields community impact in the form of affordability, sustainability, and enhanced economic vitality.

Small Change's founder and CEO, Eve Picker, is a trained architect, urban planner, and real estate developer. She has been developing projects that serve the community and create impact throughout Pittsburgh for over 30 years. Despite her professional degrees, accomplishments, and personal assets, she still found it incredibly difficult to access capital for her projects - even when she delivered successful projects that generated returns for investors time and time again. The old boys club of capital is simply not readily available to serve developers like Eve or her projects. Eve founded Small Change to solve the big, ugly problems that exist in the old boys club of financing for commercial real estate. Her goal was to create a tool that would allow qualified developers with deserving projects to access capital that would allow the development of projects that create impact in the communities where they are located. For Eve, the mission of Small Change is intensely personal. The Small Change leadership team shares Eve's sense of conviction and sees Small Change as a necessary and meaningful step in creating a more equitable capital source for commercial real estate development that serves people as well as profits.

Milestones

NSSC Holdings, LLC (DBA Small Change) was incorporated in the State of Delaware in April 2016.

Since then, we have:

- Over $10 million raised for 40 impact real estate projects, leveraging over $440 million in projects built.
- Almost 60% of our developers are minority and/or women. We aim to do better.
- We don't just talk about impact. We built the Small Change Index to measure it.
- 435% growth in funds raised from 2020 to 2021, building on 455% growth from 2019 to 2020.
- 140+ deals in our pipeline, totaling more than $425 million in offering goals.
- Female founder. 4 companies founded and 14 urban real estate projects under her belt.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $171,709 compared to the year ended December 31, 2020, when the Company had revenues of $55,113. Our gross margin was 100.0% in fiscal year 2021, compared to 100.0% in 2020.
- *Assets*. As of December 31, 2021, the Company had total assets of $53,390, including $21,956 in cash. As of December 31, 2020, the Company had $35,122 in total assets, including $4,328 in cash.
- *Net Income*. The Company has had net income of $214,434 and net losses of $311,990 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities*. The Company's liabilities totaled $318,355 for the fiscal year ended December 31, 2021 and $2,768,501 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,610,626 in debt, $50,000 in convertibles, and $575,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 23 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

NSSC Holdings, LLC (DBA Small Change) cash in hand is $132,760.10, as of September 2022. Over the last three months, revenues have averaged

$17,100/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $43,000/month, for an average burn rate of $25,900 per month. Our intent is to be profitable in 36 months.

Liquidity

The Company was organized under the Delaware Limited liability company Act on April 20, 2016. We have begun operations with general start-up and organizational matters, built our technology platform and have listed almost 40 offerings to date. We have had gross revenue of ~$260,000 for the trailing 12 months through July 31, 2022 and total revenue of just under $700,000 to date.

We intend to use the proceeds of this Offering to list a Reg A offering and increase the core team and marketing activities, as described in our business plan, as soon as the Offering closes.

Capital Resources

As of now, we built our technology platform, and have entered into some agreements such as insurance, a compliance consultant, a PR consultant and a variety of cloud services. We expect that offering commissions and onboarding fees will provide continuing revenues in addition to the proceeds of this offering. For example as of September 10, 2022, five offerings were listed, all of which will pay a 5% commission on funds raised when they close.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is seed capital from the previous SAFE round and a loan of $100,000 made by our CEO.

Historical Results of Operations

The Company has been operating for six years, has launched operations and has listed 40 offerings. Total revenue to date is just under $700,000.

Changes and Trends

Staffing changes in the first half of 2022 increased the Company's operating costs. Staff added included a Marketing Director, Offering Account Manager, Admin Assistant and a Chief of Staff, along with retainers for a Compliance Consultant and UI/UX Designer. Additional costs related to listing this offering (such as legal, marketing and financial review) also increased operating expenses over the last 3 months. As a result, although the Company was close to break-even last year, it will likely have a bigger loss again this year.

If we continue on our current trajectory, revenues are expected to be around $450,000 and expenses at around $410,000 unless we change staffing, add platform features or make some other change.

We are not yet profitable, but were nearing break-even in 2021. We expect a larger operating loss in 2022 due to additional staffing expenses and costs incurred in order to launch this offering. If we continue along our current trajectory then we may be profitable in 12 months. But we plan to increase our marketing activities and core staff, and spend legal and marketing fees on launching a Reg A offering if we are successful with this raise. In that case it may take us a few more years to reach profitability while we prepare our Reg A offering and launch it.

We currently have $160,000+ in the bank. Over the last year our monthly revenues have averaged $23,000+ and monthly expenses $34,000+. If this continues (although we expect revenues to improve) we will burn through cash at the rate of approximately $11,200 per month. Our runway, with just $100,000 raised through this offering is therefore approximately months.

Eve Picker, our founder, largely invested her own capital to build SmallChange.co. If additional funds are needed in the short term, she has personal resources to make a short-term loan to the Company.

Forward-looking projections cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Eve Picker, certify that:

(1) the financial statements of NSSC Holdings, LLC (DBA Small Change) included in this Form are true and complete in all material respects ; and

(2) the tax return information of NSSC Holdings, LLC (DBA Small Change)

included in this Form reflects accurately the information reported on the tax return for NSSC Holdings, LLC (DBA Small Change) filed for the most recently completed fiscal year.

Eve Picker
CEO of Small Change

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
  A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  C. engaging in savings association or credit union activities? ☐ Yes ☑ No
ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property

through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.smallchange.co/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Smallchange SAFE Final
Smallchange SAFE Final

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Donald J. MacDonald
Eve Picker

Appendix E: Supporting Documents

ttw_communications_94121_040119.pdf
Examples_for_SAFE_Conversion.pdf
Narrative_Business_Plan.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Smallchange SAFE Final
- Smallchange SAFE Final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Donald J. MacDonald
- Eve Picker

Appendix E: Supporting Documents

- ttw_communications_94121_040119.pdf
- Examples_for_SAFE_Conversion.pdf
- Narrative_Business_Plan.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

NSSC Holdings, LLC (DBA Small Change)

By

Eve Picker

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Donald J MacDonald

Manager
10/3/2022

Eve Picker

Founder & CEO
10/3/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.